Century Aluminum Company
One South Wacker Drive
Suite 1000
Chicago, IL 60606

VIA EDGAR

May 15, 2023

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:      Eranga Dias

Re:	Century Aluminum Company (and Co-registrant Subsidiaries) Registration Statement on Form S-3, as amended Filed March 17, 2023 File No. 333-270681

Dear Mr. Dias:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Century Aluminum Company, a Delaware corporation (the “Company”), on behalf of itself and each of its co-registrant subsidiaries, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective by 4:00 p.m. (Eastern Time) on Wednesday, May 17, 2023, or as soon thereafter as practicable.

The cooperation of the staff in meeting our request is very much appreciated. Please contact the undersigned at (312) 696-3107 or John T. Blatchford of Vedder Price P.C. at (312) 609-7605 as promptly as practicable upon declaration of effectiveness.

Very truly yours,

/s/ Paul V. Sharobeem
Associate General Counsel – Corporate, Securities & Governance Century Aluminum Company

cc:       John T. Blatchford